Exhibit 99.94

VOX ANNOUNCES RECORD PRELIMINARY 2021 REVENUE,

APPLICATION FOR NASDAQ LISTING AND CORPORATE UPDATE

TORONTO, CANADA – March 10, 2022 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide a number of corporate updates to its shareholders.

Kyle Floyd, Chief Executive Officer stated: “We are pleased to share a number of exciting developments with Vox shareholders, including a potential secondary listing of Vox common shares on the Nasdaq and record preliminary 2021 annual revenue. The Company has grown tremendously since its initial public listing in May 2020 and is embarking on its next chapter of growth via a secondary listing. We expect enhanced trading liquidity in the US market will be a key step for Vox to continue delivering on its differentiated strategy of exponential growth and sector-leading returns on capital invested.”

Q4 and Annual 2021 Preliminary Record Revenue

The Company is pleased to announce that it has realized preliminary quarterly royalty revenue of C$728,000 (US$574,200)(1) for the three-month period ended December 31, 2021. The Company is also pleased to report that its preliminary annual royalty revenue for the year ended December 31, 2021 was C$4,584,000 (US$3,651,700)(1), a preliminary revenue record in the Company’s 8 year history. Noting the Company’s original 2021 revenue forecast of C$1,700,000 – C$2,500,000 and its subsequent increase to C$4,000,000 – C$5,000,000 on July 27, 2021, Vox management is pleased to deliver on its revenue forecasts as anticipated.

Quarterly, year to date, and annual revenue guidance figures are summarized in the below table:

	Three months ended December 31, 2021		Twelve months ended December 31, 2021 (Fiscal 2021)		2021 Annual Guidance
Royalty revenue (C$)	$728,000		$4,584,000		$4,000,000 – $5,000,000
Royalty revenue (US$)	$574,200	(1)	$3,651,700	(1)	$3,200,000 – $4,000,000

Application for NASDAQ Listing

The Company is pleased to announce that it has submitted an initial application to list its common shares on The Nasdaq Stock Market (“Nasdaq”) in order to support the Company’s ongoing capital markets and liquidity enhancement initiatives.

Pursuing a Nasdaq listing provides the Company with further opportunities to broaden its institutional and retail investor base and enhance the Company’s visibility. Vox anticipates that a secondary listing will provide further exposure to the US trading and investor market and ultimately improve the Company’s overall profile and enhance shareholder value. Analysis conducted by Vox management and its financial advisors suggests companies with secondary listings on US main board exchanges have historically resulted in improved trading liquidity for other small and medium- cap royalty companies.

The listing of Vox’s common shares on Nasdaq remains subject to satisfaction of all applicable listing and regulatory requirements, including, but not limited to, the declaration of effectiveness of the Company’s 40-F Registration Statement registering its common shares with the United States Securities and Exchange Commission (the “SEC”). The Company has already completed the process to ensure its common shares are eligible for electronic clearing and settlement through the Depository Trust Company (DTC).

Vox’s common shares will continue to trade on the OTCQX under the ticker symbol “VOXCF” until Nasdaq approval and subsequent commencement of trading. Vox will also continue to maintain the listing of its common shares on the TSX Venture Exchange under the trading symbol “VOX”.

Appointment of Auditors

The Company is pleased to announce the appointment of Ernst & Young LLP (“E&Y”) as its independent registered public accounting firm effective March 9, 2022. E&Y will conduct the audit of the Company’s consolidated financial statements for the year ended December 31, 2021, which will support the anticipated listing of Vox’s common shares on the Nasdaq. Following an evaluation process conducted by the Company and its Board of Directors, it was determined that appointing E&Y would permit the Company to pursue registration with the SEC and ultimately a secondary listing on the Nasdaq on a preferred timeline.

The Company’s decision to change its auditor was not the result of any disagreement between the Company and PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditor scope or procedure.

Option Grants

As part of its ordinary course annual management performance reviews, the Company has granted an aggregate of 263,548 restricted share units (“RSUs”) to directors, officers and employees of Vox. The RSUs vest in equal parts on each of September 9, 2022, March 9, 2023, September 9, 2023, and March 9, 2024. Each RSU entitles the holder to receive one common share of the Company. The Company has reserved up to 263,548 common shares for issuance on the exercise of the RSUs.

The Company has also granted an aggregate of 804,158 stock options to officers and employees of Vox. The stock options have an exercise price of C$4.16 per share, a five-year term from the date of grant and vest in equal parts on each of September 9, 2022, March 9, 2023, September 9, 2023, and March 9, 2024. The Company has reserved up to 804,158 common shares for issuance on the exercise of the stock options.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd Chief Executive Officer info@voxroyalty.com +1-345-815-3939	Pascal Attard Chief Financial Officer pascal@voxroyalty.com +1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, Vox’s anticipated financial results for its 2021 fiscal year, secondary listing of Vox common shares on the Nasdaq, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notes:

(1)	These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter- end closing adjustments, and may change materially.